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                                                  Filed by Zimmer Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                Subject Company:  Centerpulse AG
                                                  (Registration No. 333-105561)

                                          Subject Company:  InCentive Capital AG
                                                  (Registration No. 333-105562)


On September 19, 2003, Zimmer Holdings, Inc. issued the following press release.


Contact:           MEDIA                                 INVESTORS
                   Brad Bishop                           Sam Leno
                   Public Affairs                        Chief Financial Officer
                   574-372-4291                          574-372-4790
                   bradley.bishop@zimmer.com             sam.leno@zimmer.com


                  ZIMMER ANNOUNCES DEFINITIVE FINAL RESULTS OF
              EXCHANGE OFFERS FOR CENTERPULSE AND INCENTIVE CAPITAL
                          ----------------------------
          SHARES TENDERED TO ZIMMER IN THE EXCHANGE OFFERS REPRESENT
                   98.7% OWNERSHIP INTEREST IN CENTERPULSE



(WARSAW, IN) SEPTEMBER 19, 2003 - Zimmer Holdings, Inc. (NYSE: ZMH) announced today the definitive final results of Zimmer's exchange offer for Centerpulse AG. Zimmer also announced the corresponding results of its exchange offer for InCentive Capital AG, which beneficially owns 2,237,577 Centerpulse registered shares representing approximately 18.3% of the issued Centerpulse shares. The subsequent offering period (or additional acceptance period) for each of Zimmer's exchange offers expired at 4:00 p.m., Central European time, 10:00 a.m., New York City time, on Monday, September 15, 2003.

Based on information provided by Credit Suisse First Boston and Mellon Investor Services LLC (the Swiss offer manager and the U.S. exchange agent, respectively, for Zimmer's Centerpulse offer), an aggregate of 9,006,144 Centerpulse registered shares and 8,585,666 Centerpulse American depositary shares ("ADSs"), including 321,201 Centerpulse ADSs subject to guaranteed delivery, were tendered and not withdrawn in the initial offering period and subsequent offering period. Based on information provided by Centerpulse, the foregoing shares and ADSs represent approximately 80.5% and, together with the Centerpulse registered shares held by InCentive Capital, 98.7% of the issued Centerpulse registered shares (including shares represented by Centerpulse ADSs).

Based on information provided by Credit Suisse First Boston (the Swiss offer manager for Zimmer's InCentive Capital offer), an aggregate of 2,146,871 bearer shares of InCentive Capital were tendered and not withdrawn in the initial offering period and subsequent offering period. The foregoing shares represent approximately 99.9% of the issued bearer shares of InCentive Capital.



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"Just four months ago, we announced our plan to create an orthopaedics powerhouse, one with a unique combination of leading market positions, cutting edge technology and global scale," said Ray Elliott, Chairman, President and CEO of Zimmer. "We are extremely gratified by the support we have received from the employees, customers and shareholders of both companies, and look forward to closing the transaction in just two short weeks."

Based on the results of the mix and match elections in Zimmer's Centerpulse offer and InCentive Capital offer, holders of Centerpulse registered shares and Centerpulse ADSs who elected to receive "as many shares of Zimmer common stock as possible" will receive 3.7947 shares of Zimmer common stock and CHF 112.83 net in cash for each tendered registered share and 0.3795 of a share of Zimmer common stock and the U.S. dollar equivalent of CHF 11.28 net in cash for each tendered ADS. Holders of Centerpulse registered shares and Centerpulse ADSs who elected to receive "as much cash as possible" will receive CHF 350.00 net in cash for each tendered registered share and the U.S. dollar equivalent of CHF
35.00 net in cash for each tendered ADS. Holders of Centerpulse registered shares and Centerpulse ADSs who elected to receive the "standard entitlement" or who did not make any mix and match elections will receive 3.68 shares of Zimmer common stock and CHF 120.00 net in cash for each tendered registered share and
0.368 of a share of Zimmer common stock and the U.S. dollar equivalent of CHF
12.00 net in cash for each tendered ADS.

In addition, based on the above-described mix and match election results, holders of bearer shares of InCentive Capital who elected to receive "as many shares of Zimmer common stock as possible" will receive 4.0059 shares of Zimmer common stock and CHF 168.15 net in cash for each tendered bearer share. Holders of bearer shares of InCentive Capital who elected to receive "as much cash as possible" will receive CHF 418.52 net in cash for each tendered bearer share. Holders of bearer shares of InCentive Capital who elected to receive the "standard entitlement" or who did not make any mix and match elections will receive 3.8349 shares of Zimmer common stock and CHF 178.84 net in cash for each tendered bearer share.

As previously announced, the exchange of Centerpulse registered shares, Centerpulse ADSs and bearer shares of InCentive Capital for shares of Zimmer common stock and cash will take place on October 2, 2003. Shares of Zimmer common stock to be issued pursuant to the exchange offers have been authorized for listing on the New York Stock Exchange. Zimmer has applied for a secondary listing of its shares of common stock on the SWX Swiss Exchange. Zimmer expects these shares to begin trading on the SWX Swiss Exchange immediately following the consummation of the exchange offers.

Zimmer intends promptly to initiate the compulsory acquisition process under Swiss law with respect to both Centerpulse and InCentive Capital. Under the Swiss compulsory acquisition process, subject to approval by the relevant Swiss authorities, each Centerpulse registered share (including shares represented by Centerpulse ADSs) and each bearer share of InCentive Capital that remain outstanding will be cancelled and converted into the right to receive the consideration offered in Zimmer's Centerpulse offer and InCentive Capital offer, respectively.
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SAFE HARBOR STATEMENT

This press release contains forward-looking statements based on current expectations, estimates, forecasts and projections about the orthopaedics industry, management's beliefs and assumptions made by management. Forward-looking statements may be identified by the use of forward-looking terms such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," and "seeks" or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, price and product competition, rapid technological development, demographic changes, dependence on new product development, the mix of our products and services, supply and prices of raw materials and products, customer demand for our products and services, our ability to successfully integrate acquired companies, control of costs and expenses, our ability to form and implement alliances, international growth, U.S. and foreign government regulation, product liability and intellectual property litigation losses, reimbursement levels from third-party payors, general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. In particular, forward-looking statements as to Zimmer's financial and business performance following the proposed acquisitions should be qualified by the absence of the opportunity for Zimmer to perform comprehensive due diligence on Centerpulse or InCentive Capital AG, a significant shareholder of Centerpulse. These forward-looking statements might have been significantly different had such due diligence review been undertaken. For a further list and description of such risks and uncertainties, see the disclosure materials filed by Zimmer with the U.S. Securities and Exchange Commission. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this document.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. In connection with the exchange offers, Zimmer has filed registration statements on Form S-4 (each containing a prospectus/offer to purchase) and a proxy statement on Schedule 14A with the U.S. Securities and Exchange Commission and submitted Swiss offer prospectuses to the Swiss Takeover Board. Investors and security holders of Centerpulse, InCentive Capital and Zimmer are advised to read these disclosure materials (including other disclosure materials when they become available), because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Zimmer with the U.S. Securities and Exchange Commission at the SEC's website at www.sec.gov. The disclosure materials and other documents of Zimmer may also be obtained from Zimmer upon request by directing such request to Sam Leno, Senior Vice President and CFO, 574-372-4790.


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ABOUT ZIMMER HOLDINGS, INC.

Zimmer, based in Warsaw, Indiana, is a worldwide leader in the design, development, manufacture and marketing of reconstructive orthopaedic implants and trauma products. Orthopaedic reconstruction implants restore joint function lost due to disease or trauma in joints such as knees, hips, shoulders and elbows. Trauma products are devices used primarily to reattach or stabilize damaged bone and tissue to support the body's natural healing process. Zimmer manufactures and markets other products related to orthopaedic surgery. For the year 2002, the Company recorded worldwide revenues of $1.37 billion. Zimmer was founded in 1927 and has more than 3,600 employees worldwide.

                                    # # #

Additional contacts:

Switzerland:            Hirzel. Neef. Schmid. Konsulenten
                        Aloys Hirzel/+41 43 344 42 49/a-hirzel@konsulenten.ch
                        Andreas Thommen/+41 43 344 42 49/
                        a-thommen@konsulenten.ch

U.K.:       M Communications
            Hugh Morrison/+44 207 153 1534/morrison@mcomgroup.com
            Nick Miles/+44 207 153 1535/miles@mcomgroup.com


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